As filed with the Securities and Exchange Commission on May 1, 2020	Registration No. 333 - 202000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________

POST-EFFECTIVE AMENDMENT NO. 4 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

___________

Mercurity fintech holding inc.

(Exact name of issuer of deposited securities as specified in its charter)

___________

N/A

(Translation of issuer’s name into English)

___________

The Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

____________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

___________

388 Greenwich Street

New York, New York 10013

(877) 248 - 4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

___________

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Address, including zip code, and telephone number, including area code, of agent for service)

____________________________________

Copies to:

Will H. Cai, Esq. Cooley LLP c/o 35th Floor, Two Exchange Square 8 Connaught Place, Central Hong Kong +852 3758-1200	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036 (212) 336-2301

____________________________________

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

The Registrant hereby amends this Post-Effective Amendment No. 4 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 4 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 4 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 4 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9), and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (14).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

Mercurity Fintech Holding Inc. (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission (as of the date of this Post-Effective Amendment No. 4 to Registration Statement on Form F-6) at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to Deposit Agreement, filed as Exhibit (a)(i) to this Post-Effective Amendment No. 4 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i) Form of Amendment No. 2 to Deposit Agreement, by and among Mercurity Fintech Holding Inc. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Amendment No. 2”). — Filed herewith as Exhibit (a)(i).

(a)(ii) Amendment No. 1 to Deposit Agreement, dated as of July 31, 2018, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Amendment No. 1”). — Filed herewith as Exhibit (a)(ii).

(a)(iii) Deposit Agreement, dated as of April 13, 2015, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Deposit Agreement”). — Previously filed as exhibit (a)(ii) to Post-Effective Amendment No. 3 to Registration Statement on Form F-6, Reg. No. 333-202000, filed on July 20, 2018, and incorporated herein by reference.

(b)       Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)       Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)       Opinion of counsel for the Depositary as to the legality of the securities to be registered. — None.

(e)       Certificate under Rule 466. — None.

(f)       Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, as amended, by and among Mercurity Fintech Holding Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 4 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of May, 2020.

Legal entity created by the Deposit Agreement, as amended, under which the American Depositary Shares registered thereunder are issued, each American Depositary Share representing the right to receive the specified number of ordinary shares of Mercurity Fintech Holding Inc.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie A. DeLuca
Name: Leslie A. DeLuca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Mercurity Fintech Holding Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 4 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Beijing, China, on May 1, 2020.

Mercurity Fintech Holding Inc.

By:	/s/ Hua Zhou
Name: Hua Zhou Title: Chairperson and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hua Zhou and Frank Zhigang Zhao to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 4 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 1, 2020.

Signature	Title

/s/ Hua Zhou	Chairperson and Chief Executive Officer
Hua Zhou

/s/ Frank Zhigang Zhao	Chief Financial Officer
Frank Zhigang Zhao	(Principal Financial and Accounting Officer)

/s/ Haohan Xu	Director
Haohan Xu

/s/ Longming Wu	Director
Longming Wu

Director
Huimin Wang

Signature	Title

/s/ Xiaoyu Li	Director
Xiaoyu Li

Independent Director
Tony C. Luh

Independent Director
Min Zhou

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Mercurity Fintech Holding Inc., has signed this Post-Effective Amendment No. 4 to Registration Statement on Form F-6 in New York, New York, on May 1, 2020.

Authorized U.S. Representative COGENCY GLOBAL INC.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries Title: Senior Vice President on behalf of Cogency Global Inc.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 2 to Deposit Agreement

(a)(ii)	Amendment No. 1 to Deposit Agreement